First quarter operations review

Rio Tinto releases robust first quarter production results

19 April 2016

Rio Tinto chief executive Sam Walsh said “These results demonstrate our commitment to operational excellence in 2016, with notable improvements in several important areas, including a strong performance in Aluminium. However, we continue to experience volatility in commodity prices across all markets. In the face of a testing external environment, our focus remains on delivering further cost and productivity improvements, disciplined capital management and maximising free cash flow, to ensure that Rio Tinto remains strong.”

		Q1 2016	vs Q1 2015	vs Q4 2015
Global iron ore shipments (100% basis)	Mt	80.8	+11%	-12%
Global iron ore production (100% basis)	Mt	84.0	+13%	-4%
Bauxite	kt	11,088	+6%	-1%
Aluminium	kt	887	+10%	+3%
Mined copper	kt	141.2	-2%	+27%
Hard coking coal	kt	1,982	-1%	+4%
Semi-soft and thermal coal	kt	5,506	-3%	-8%
Titanium dioxide slag	kt	246	-24%	+10%

Highlights

  Global iron ore shipments of 80.8 million tonnes (Rio Tinto share 64.9 million tonnes) were 11 per cent higher than in the first quarter of 2015 due to the completion of some brownfield developments and expanded infrastructure capacity in the Pilbara in 2015, but were lower than the prior quarter due to normal seasonal factors.

  Improvements throughout the Aluminium product group:

    Bauxite production of 11.1 million tonnes, improved by six per cent compared with the first quarter of 2015.

    Alumina production increased by seven per cent compared with the first quarter of 2015.

    Aluminium production increased by ten per cent compared with the first quarter of 2015 following the successful completion of the ramp-up at the Kitimat smelter.

  Mined copper production was 27 per cent higher than the previous quarter, with higher grades at Kennecott, improved throughput and water availability at Escondida and a share of production from Grasberg.

  During the quarter, the Group completed the divestment of the Bengalla coal mine and the restructure of the Coal & Allied group and announced the sale of the Mount Pleasant coal project.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated. To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2015 have been excluded from Rio Tinto share of production data but assets sold in 2016 remain in comparisons.

IRON ORE

Rio Tinto share of production (million tonnes)

	Q1 2016	vs Q1 2015	vs Q4 2015
Pilbara Blend Lump	18.7	+17%	-4%
Pilbara Blend Fines	28.4	+15%	-6%
Robe Valley Lump	1.6	+6%	+12%
Robe Valley Fines	2.9	+13%	+0%
Yandicoogina Fines (HIY)	13.4	+6%	-2%
IOC (pellets and concentrate)	2.4	+15%	-16%

Pilbara operations

Pilbara operations produced 79.9 million tonnes (Rio Tinto share 65.0 million tonnes) in the first quarter of 2016, 12 per cent higher than the same quarter of 2015. Higher year-on-year production reflects the stronger performance following completion of the brownfield developments and infrastructure expansions in 2015. First quarter production was three per cent lower than the previous quarter.

Pilbara sales

Sales of 76.7 million tonnes (Rio Tinto share 62.5 million tonnes) in 2015 were 11 per cent higher than in the first quarter of 2015.

Sales were around three million tonnes below production in the first quarter of 2016 due to seasonal re-stocking and weather disruptions from Tropical Cyclone Stan.  Inventory at port returned to optimum levels in the first quarter.

On 15 April 2016, Rio Tinto announced the extension of the Channar Mining Joint Venture with Sinosteel Corporation. This extension, together with a separate agreement for Rio Tinto to supply iron ore from the Pilbara, will enable sales of up to 70 million tonnes of iron ore to Sinosteel Corporation over the next five years.

Pilbara projects

Work continued on the Nammuldi Incremental Tonnes (NIT) project which delivers high grade, low phosphorous ore into the Pilbara Blend. The initial phase, with a five million tonne per annum capacity, commenced production in the fourth quarter of 2015 and the second phase, which will take annual mine capacity from five to ten million tonnes per annum, is due to come into production in the fourth quarter of 2016. A further investment decision on the Silvergrass project is expected in the second half of the year.

The Cape Lambert Power Station project is progressing on schedule with civil contractors mobilised. The station will provide the power required for additional infrastructure in the Pilbara. Testing and verification of AutoHaul® is continuing, with over 75,000 kilometres of mainline trials completed: however, some delays are being experienced.

Iron Ore Company of Canada (IOC)

Operational performance continued to improve at IOC. A new first quarter record for concentrate production of 2.1 million tonnes was achieved, which was an increase of 54 per cent compared with the first quarter of 2015, although 26 per cent lower than the fourth quarter of 2015 due to seasonal impacts.

IOC continues to optimise production of pellets and concentrate for sale based on prevailing market conditions and demand. However, pellet production declined by ten per cent to 2.0 million tonnes when compared with the first quarter of 2015, mainly due to equipment reliability.

2016/17 guidance

Rio Tinto’s expected global shipments in 2016 are unchanged at around 350 million tonnes (100 per cent basis), from its operations in Australia and Canada, subject to weather conditions.

With the delay in AutoHaul®, production from the Pilbara is now expected to be between 330 and 340 million tonnes in 2017 (previously 350 million tonnes), subject to final productivity and capital expenditure plans.

ALUMINIUM

Rio Tinto share of production (‘000 tonnes)

	Q1 2016	vs Q1 2015	vs Q4 2015
Rio Tinto Aluminium
Bauxite	11,088	+6%	-1%
Alumina	2,019	+7%	+0%
Aluminium	887	+10%	+3%

Bauxite

Bauxite production of 11.1 million tonnes during the first quarter of 2016 was a six per cent increase on the first quarter of 2015 and was in line with the previous quarter. Strong performance in ramping up the Gove mine increased production by 30 per cent to 2.2 million tonnes and record production at Sangaredi (CBG), at 1.9 million tonnes, was 16 per cent higher compared with the first quarter of 2015.

Third party shipments of 6.8 million tonnes were six per cent higher than the first quarter of 2015.

Alumina

Alumina production in the first quarter improved by seven per cent compared with the first quarter of 2015 and was consistent with the fourth quarter of 2015. This solid performance was mainly driven by Yarwun, where first quarter production of 785 thousand tonnes was 15 per cent higher than the first quarter of 2015, setting a new quarterly record. It also reflected the ongoing focus on productivity improvements across all refineries, which continues to be the strategy for the division.

Aluminium

Aluminium production of 887 thousand tonnes represents a ten per cent increase compared with the first quarter of 2015.

Kitimat completed its ramp-up to an annualised rate of 420 thousand tonnes in March 2016.

Production across the Saguenay smelter system increased by four per cent compared with the first quarter of 2015 as a result of ongoing productivity improvements.

2016 guidance

Rio Tinto’s expected share of production of bauxite, alumina and aluminium remains unchanged at 45 million tonnes, 7.8 million tonnes and 3.6 million tonnes, respectively.

COPPER & COAL

Rio Tinto share of production (‘000 tonnes)

	Q1 2016	vs Q1 2015	vs Q4 2015
Mined copper
Rio Tinto Kennecott	34.2	+29%	+33%
Escondida	79.4	-25%	+20%
Grasberg	8.3	n/a*	n/a*
Oyu Tolgoi	19.3	+71%	+0%

Refined copper
Rio Tinto Kennecott	25.8	-43%	+14%
Escondida	25.4	+10%	-4%

Coal
Hard coking coal	1,982	-1%	+4%
Semi-soft coking coal	1,175	+31%	+47%
Thermal coal	4,331	-9%	-16%

* Production from Grasberg in 2015 did not exceed the metal attributable to Freeport and, accordingly, Rio Tinto’s share of joint venture production was zero.

Rio Tinto Kennecott

Mined copper production increased by 33 per cent compared with the previous quarter and 29 per cent compared with the first quarter of 2015, primarily due to higher copper grades.

The focus continues on the de-weighting and de-watering of the east wall of Bingham Canyon and the development of the south wall pushback.

Refined copper production was 14 per cent higher than the fourth quarter of 2015 again reflecting the higher grades. The 43 per cent decrease compared with the first quarter of 2015 was primarily a result of a drawdown of inventory in 2015, which more than offset lower mine production.

Kennecott continues to toll third party concentrate to optimise smelter utilisation, with 90 thousand tonnes received for processing in the first quarter of 2016. Tolled copper concentrate, which is smelted and returned to customers, is excluded from reported production figures.

Escondida

At Escondida, mined copper production was 20 per cent higher compared to the previous quarter as a result of higher throughput from the continued ramp-up of the new 152ktpd concentrator and improved water availability. The 25 per cent reduction from the same quarter in 2015 is due to lower grades.

Refined copper production for the first quarter of 2016 was ten per cent higher than the corresponding quarter of 2015 as a result of an increase in material stacked for leaching. This was supported by the drawdown of low grade ore-stocks and an increased area under irrigation.

Oyu Tolgoi

In the first quarter of 2016, Oyu Tolgoi achieved record levels of ore processed due to mill throughput improvements. With the mine also continuing to access higher grades, this resulted in mined copper production during the period being 71 per cent higher than the first quarter of 2015 and comparable with the previous quarter.

Work continues on gaining the required permits and licenses for the development of the underground mine.  It is expected that the Rio Tinto board will consider this project for approval during the second quarter of 2016.

Grasberg

Through a joint venture agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40 per cent of copper and gold produced above an agreed threshold that is referred to as the metal strip.

Grasberg’s first quarter production in 2016 exceeded the metal strip and as a result, Rio Tinto’s share for the quarter was 8.3 thousand tonnes of mined copper and 12.7 thousand ounces of gold.

Coal

Hard coking coal production was in line with the first quarter of 2015 and four per cent higher than the previous quarter.

Semi-soft coking coal production was 47 per cent higher than the fourth quarter of 2015 and was 31 per cent higher than the same quarter of 2015, reflecting mine production sequencing at Hunter Valley Operations and Mount Thorley Warkworth.

Thermal coal production was 16 per cent lower than the previous quarter and nine per cent lower than the same quarter of 2015, due to the impact of wet weather at Hunter Valley Operations in January 2016. It also reflects the change in ownership following completion of the Coal & Allied restructure and the divestment of Bengalla.

The restructure of the Coal & Allied group came into effect on 3 February 2016. Under the restructure, Rio Tinto obtained 100 per cent ownership of Coal & Allied and Mitsubishi obtained a direct interest of 32.4 per cent in the Hunter Valley Operations. Rio Tinto's interest in Hunter Valley Operations, Mount Thorley and Warkworth mines is now 67.6 per cent, 80 per cent and 55.57 per cent respectively. Historical production data prior to the date of the restructure reflects the previous ownership.

Rio Tinto completed the sale of its 40 per cent interest in the Bengalla Joint Venture for $616.7 million with an effective date of 1 March 2016.

On 27 January 2016, Rio Tinto announced that it had reached a binding agreement for the sale of its Mount Pleasant thermal coal assets to MACH Energy Australia Pty Ltd for $224 million plus royalties. The sale is subject to certain conditions precedent being met and is expected to close in 2016.

2016 guidance

In 2016, Rio Tinto expects its share of mined copper production to remain unchanged at between 575 and 625 thousand tonnes. Refined copper production guidance is also unchanged and is expected to be between 220 and 250 thousand tonnes.

For coal, Rio Tinto’s forecast share of production is unchanged and is expected to be 7 to 8 million tonnes of hard coking coal, 3.3 to 3.9 million tonnes of semi-soft coking coal and 16 to 17 million tonnes of thermal coal. Thermal coal guidance includes a contribution from Bengalla up to 1 March 2016 and the share of production attributable to Rio Tinto prior to and following the restructure of the Coal & Allied group.

DIAMONDS & MINERALS

Rio Tinto share of production

	Q1 2016	vs Q1 2015	vs Q4 2015
Diamonds (‘000 carats)
Argyle	3,391	+5%	+1%
Diavik	1,131	+26%	+26%

Minerals (‘000 tonnes)
Borates – B2O3 content	127	-2%	+19%
Titanium dioxide slag	246	-24%	+10%

Salt (‘000 tonnes)	1,438	+1%	-13%

Uranium (‘000 lbs)
Energy Resources of Australia	894	+21%	-11%
Rössing	687	+152%	-1%

Diamonds

At Argyle, production was five per cent higher than the first quarter of 2015 due to increased underground volumes.

At Diavik, carats recovered were 26 per cent higher in the first quarter of 2016 compared with the first quarter of 2015 due to higher mining rates, availability of stockpiled ore and higher grades recovered.  Production was also 26 per cent higher than the fourth quarter of 2015 following the processing pause late in 2015.

Minerals

Borates production in the first quarter was 19 per cent greater than the previous quarter due to alignment of production to stronger demand in the US and China.  Chinese demand was driven by improvements in residential construction and in overall business sentiment.

Rio Tinto Iron and Titanium (RTIT)

Titanium dioxide slag production was 24 per cent lower than the first quarter of 2015 but 10 per cent higher than the fourth quarter of 2015 as RTIT continues to optimise production in line with demand. Two of nine furnaces at Rio Tinto Fer et Titane and one of four furnaces at Richards Bay Minerals are currently idled, reflecting lower demand for high grade feedstocks.

Salt

Salt production in the first quarter was 13 per cent lower than the previous quarter, due to weaker demand.

Uranium

Energy Resources of Australia (ERA) continues to process existing stockpiles. First quarter 2016 saw a 21 per cent increase in production over the same quarter of 2015. Production was 11 per cent lower than the previous quarter as grade was lower, although in line with the Group’s expectations.

Production at Rössing was 152 per cent higher than the same quarter of 2015 following recovery from a fire in February 2015.

2016 guidance

Rio Tinto’s expected share of titanium dioxide slag, boric oxide equivalent production, uranium and diamond production in 2016 is unchanged at one million tonnes, 0.5 million tonnes, five to six million pounds and 21 million carats, respectively.

EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2016 was $128 million compared with $126 million in the same quarter of 2015. Approximately five per cent of this expenditure was incurred by Iron Ore, three per cent by Aluminium, 24 per cent by Copper & Coal, 40 per cent by Diamonds & Minerals and the remainder by central exploration.

There were no significant divestments of central exploration properties in the first quarter of 2016.

Exploration highlights

Rio Tinto has a strong portfolio of projects with activity in 18 countries across some eight commodities.  The bulk of the exploration spend in this quarter was focused on copper targets in Australia, Botswana, Chile, Kazakhstan, Mexico, Namibia, Peru, Russia, the United States and Zambia.  Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, Rio Tinto Coal Australia, Richards Bay Minerals, Oyu Tolgoi, Kennecott and Weipa.

A summary of activity for the quarter is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Cape York, Australia	Amargosa orbit, Brazil	Australia, Brazil, Laos
Copper & Coal	Copper/molybdenum: Resolution, US Copper: La Granja, Peru Copper/gold: Oyu Tolgoi, Mongolia Coal: Mt Pleasant and Hail Creek, Australia	Nickel: Tamarack, US Coal: Bowen Basin, Hunter Valley, Australia	Copper: Australia, Botswana, Chile, China, Kazakhstan, Mexico, Mongolia, Namibia, Peru, Russia, US, Zambia Nickel: Canada
Diamonds & Minerals	Diamonds: Bunder, India Lithium borates: Jadar, Serbia Heavy mineral sands: Mutamba, Mozambique and Zulti South, South Africa Iron Ore: Simandou, Guinea Uranium: Roughrider, Canada	Potash: KP405, Canada	Diamonds: Canada, India Heavy mineral sands: Gabon Uranium: Australia, Canada, US
Iron Ore	Pilbara, Australia	Pilbara, Australia

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			Full Year	% Change
		2015 Q1	2015 Q4	2016 Q1	2015	Q1 16 vs Q1 15	Q1 16 vs Q4 15
Principal Commodities
Alumina	('000 t)	1,896	2,011	2,019	7,788	7%	0%
Aluminium	('000 t)	809	864	887	3,322	10%	3%
Bauxite	('000 t)	10,484	11,211	11,088	43,677	6%	-1%
Borates	('000 t)	129	107	127	476	-2%	19%
Coal - hard coking	('000 t)	2,002	1,900	1,982	7,859	-1%	4%
Coal - semi-soft coking	('000 t)	898	797	1,175	3,647	31%	47%
Coal - thermal	('000 t)	4,762	5,182	4,331	18,638	-9%	-16%
Copper - mined	('000 t)	144.1	111.1	141.2	504.4	-2%	27%
Copper - refined	('000 t)	68.2	49.2	51.3	213.0	-25%	4%
Diamonds	('000 cts)	4,115	4,266	4,522	17,316	10%	6%
Iron ore	('000 t)	59,412	70,427	67,371	263,048	13%	-4%
Titanium dioxide slag	('000 t)	322	223	246	1,089	-24%	10%
Uranium	('000 lbs)	1,010	1,699	1,581	4,907	57%	-7%
Other Metals & Minerals
Gold - mined	('000 oz)	79.8	100.3	96.4	376.4	21%	-4%
Gold - refined	('000 oz)	62.2	31.0	29.8	179.0	-52%	-4%
Molybdenum	('000 t)	2.7	0.6	0.1	7.6	-96%	-79%
Salt	('000 t)	1,418	1,647	1,438	5,539	1%	-13%
Silver - mined	('000 oz)	954	707	938	3,311	-2%	33%
Silver - refined	('000 oz)	698	348	348	1,843	-50%	0%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto share of production

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

ALUMINA
Production ('000 tonnes)
Jonquière (Vaudreuil)	100%	360	359	369	361	377	1,449
Jonquière (Vaudreuil) specialty alumina plant	100%	27	30	27	26	25	110
Queensland Alumina	80%	739	741	765	752	742	2,997
São Luis (Alumar)	10%	86	94	93	94	90	367
Yarwun	100%	683	700	703	778	785	2,864
Rio Tinto total alumina production		1,896	1,925	1,957	2,011	2,019	7,788

ALUMINIUM
Production ('000 tonnes)
Australia - Bell Bay	100%	46	47	48	49	45	191
Australia - Boyne Island	59%	84	86	87	86	86	344
Australia - Tomago	52%	73	75	76	75	75	299
Canada - six wholly owned	100%	306	305	316	346	375	1,273
Canada - Alouette (Sept-Îles)	40%	59	61	61	61	61	242
Canada - Bécancour	25%	26	28	27	28	28	109
France - Dunkerque	100%	67	68	69	70	69	275
Iceland - ISAL (Reykjavik)	100%	51	51	48	50	50	201
New Zealand - Tiwai Point	79%	65	66	67	67	67	265
Oman - Sohar	20%	19	19	19	19	19	75
UK - Lochaber	100%	12	12	12	12	12	47
Rio Tinto total aluminium production		809	818	830	864	887	3,322

BAUXITE
Production ('000 tonnes) (a)
Gove	100%	1,710	1,863	1,966	1,959	2,214	7,497
Porto Trombetas	12%	438	447	522	532	457	1,939
Sangaredi	(b)	1,632	1,444	1,681	1,820	1,892	6,577
Weipa	100%	6,704	6,941	7,119	6,899	6,524	27,663
Rio Tinto total bauxite production		10,484	10,695	11,287	11,211	11,088	43,677

Rio Tinto share of production

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

BORATES
Production ('000 tonnes B2O3 content)
Rio Tinto Minerals - borates	100%	129	124	115	107	127	476

COAL - hard coking
Rio Tinto Coal Australia ('000 tonnes)
Hail Creek Coal	82%	1,189	1,349	1,427	1,134	1,224	5,099
Kestrel Coal	80%	813	752	429	766	758	2,760
Rio Tinto total hard coking coal production		2,002	2,101	1,856	1,900	1,982	7,859

COAL - semi-soft coking
Rio Tinto Coal Australia ('000 tonnes)
Hunter Valley (c)	68%	460	780	585	548	677	2,373
Mount Thorley (c)	80%	311	168	254	163	363	895
Warkworth (c)	56%	128	76	90	87	135	380
Rio Tinto total semi-soft coking coal production		898	1,024	928	797	1,175	3,647

COAL - thermal
Rio Tinto Coal Australia ('000 tonnes)
Bengalla (d)	0%	749	568	652	693	527	2,662
Hail Creek Coal	82%	725	601	634	702	895	2,661
Hunter Valley (c)	68%	2,184	1,579	1,925	2,351	1,364	8,039
Kestrel Coal	80%	94	143	87	185	139	509
Mount Thorley (c)	80%	353	517	547	385	549	1,802
Warkworth (c)	56%	658	667	774	866	859	2,965
Rio Tinto total thermal coal production		4,762	4,075	4,618	5,182	4,331	18,638

Rio Tinto share of production

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

COPPER
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	26.6	17.4	22.2	25.7	34.2	92.0
Escondida	30%	106.2	98.4	73.8	66.2	79.4	344.7
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	0.0	8.3	0.0
Oyu Tolgoi (f)	34%	11.3	18.5	18.8	19.2	19.3	67.8
Rio Tinto total mine production		144.1	134.3	114.9	111.1	141.2	504.4
Refined production ('000 tonnes)
Escondida	30%	23.2	26.6	21.5	26.6	25.4	97.9
Rio Tinto Kennecott	100%	45.0	33.2	14.3	22.6	25.8	115.2
Rio Tinto total refined production		68.2	59.9	35.8	49.2	51.3	213.0

DIAMONDS
Production ('000 carats)
Argyle	100%	3,217	3,374	3,514	3,368	3,391	13,472
Diavik	60%	899	1,285	761	899	1,131	3,843
Rio Tinto total diamond production		4,115	4,659	4,275	4,266	4,522	17,316

GOLD
Mine production ('000 ounces) (a)
Barneys Canyon	100%	0.0	0.0	0.0	0.0	0.0	0.0
Bingham Canyon	100%	44.7	29.5	31.0	25.6	26.2	130.8
Escondida	30%	6.4	7.7	7.1	5.4	9.4	26.6
Grasberg - Joint Venture (e)	40%	0.0	0.0	0.0	0.0	12.7	0.0
Oyu Tolgoi (f)	34%	28.7	79.8	41.1	69.4	48.1	219.0
Rio Tinto total mine production		79.8	116.9	79.3	100.3	96.4	376.4
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	62.2	51.6	34.1	31.0	29.8	179.0

Rio Tinto share of production

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

IRON ORE
Production ('000 tonnes) (a)
Hamersley mines	(g)	42,177	45,807	50,113	51,324	48,468	189,421
Hamersley - Channar	60%	1,287	1,675	1,811	1,564	1,523	6,337
Hope Downs	50%	5,679	5,259	5,589	5,845	5,900	22,373
Iron Ore Company of Canada	59%	2,109	2,616	2,784	2,878	2,419	10,388
Robe River - Pannawonica (Mesas J and A)	53%	4,020	4,402	4,520	4,273	4,450	17,216
Robe River - West Angelas	53%	4,139	4,133	4,497	4,544	4,611	17,313
Rio Tinto iron ore production ('000 tonnes)		59,412	63,892	69,316	70,427	67,371	263,048
Breakdown of Production:
Pilbara Blend Lump		16,057	17,490	19,697	19,571	18,732	72,815
Pilbara Blend Fines		24,607	25,466	28,497	30,036	28,351	108,606
Robe Valley Lump		1,482	1,541	1,505	1,410	1,573	5,937
Robe Valley Fines		2,538	2,861	3,015	2,863	2,876	11,278
Yandicoogina Fines (HIY)		12,618	13,918	13,818	13,669	13,420	54,022
IOC Concentrate		804	1,245	1,197	1,683	1,242	4,929
IOC Pellets		1,305	1,372	1,587	1,196	1,178	5,459
Breakdown of Sales:
Pilbara Blend Lump		13,231	14,620	17,178	18,001	15,291	63,030
Pilbara Blend Fines		26,004	30,200	34,922	34,098	30,522	125,224
Robe Valley Lump		1,257	1,320	1,405	1,334	1,272	5,317
Robe Valley Fines		2,568	2,797	3,246	3,256	2,893	11,867
Yandicoogina Fines (HIY)		12,336	14,004	13,934	14,569	12,533	54,843
IOC Concentrate		417	1,112	1,850	1,560	1,210	4,939
IOC Pellets		1,462	1,344	1,553	1,280	1,168	5,639
Rio Tinto iron ore sales ('000 tonnes)		57,276	65,397	74,088	74,097	64,889	270,858

Rio Tinto share of production

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

MOLYBDENUM
Mine production ('000 tonnes) (a)
Bingham Canyon	100%	2.7	2.6	1.8	0.6	0.1	7.6

SALT
Production ('000 tonnes)
Dampier Salt	68%	1,418	1,193	1,281	1,647	1,438	5,539

SILVER
Mine production ('000 ounces) (a)
Bingham Canyon	100%	486	310	362	300	342	1,458
Escondida	30%	407	394	354	289	463	1,443
Grasberg - Joint Venture (e)	40%	0	0	0	0	0	0
Oyu Tolgoi (f)	34%	62	100	130	119	132	410
Rio Tinto total mine production		954	804	846	707	938	3,311
Refined production ('000 ounces)
Rio Tinto Kennecott	100%	698	501	296	348	348	1,843

TITANIUM DIOXIDE SLAG
Production ('000 tonnes)
Rio Tinto Iron & Titanium (h)	100%	322	301	243	223	246	1,089

URANIUM
Production ('000 lbs U3O8) (i)
Energy Resources of Australia	68%	737	589	689	1,008	894	3,023
Rössing	69%	272	543	379	691	687	1,884
Rio Tinto total uranium production		1,010	1,131	1,068	1,699	1,581	4,907

Production data notes:

Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

(c) As a result of a restructure of the Coal & Allied group, which completed on 3 February 2016, Rio Tinto obtained 100% ownership of Coal & Allied and Mitsubishi obtained a direct interest of 32.4% in the newly created Hunter Valley Operations joint venture, which owns the Hunter Valley Operations mine. Updated ownership reflects these changes. Rio Tinto's updated interest in Hunter Valley Operations, Mt Thorley and Warkworth mines are 67.6%, 80% and 55.57% respectively. Historical production data prior to the date of the restructure reflects the previous ownership in the Hunter Valley Operations, Mt Thorley and Warkworth mines of 80%, 64% and 44.46%, respectively.

(d) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.

(e) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(f) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources Ltd.

(g) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(h) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM).

(i) ERA and Rössing production reported are drummed U3O8.

The Rio Tinto percentage shown above is at 31 March 2016.

Rio Tinto's interest in the Murowa mine was sold in 2015. No data for this operation are included in the Share of Production table.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

ALUMINA
Smelter Grade Alumina - Aluminium Group
Alumina production ('000 tonnes)
Australia
Queensland Alumina Refinery - Queensland	80.0%	924	927	956	940	927	3,747
Yarwun refinery - Queensland	100.0%	683	700	703	778	785	2,864
Brazil
São Luis (Alumar) refinery	10.0%	862	940	928	937	903	3,667
Canada
Jonquière (Vaudreuil) refinery - Quebec (a)	100.0%	360	359	369	361	377	1,449
(a) Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.
Specialty Alumina - Aluminium Group
Specialty alumina production ('000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	27	30	27	26	25	110
Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

ALUMINIUM
Primary Aluminium
Primary aluminium production ('000 tonnes)
Australia
Bell Bay smelter - Tasmania	100.0%	46	47	48	49	45	191
Boyne Island smelter - Queensland	59.4%	142	145	146	146	145	579
Tomago smelter - New South Wales	51.6%	141	145	147	146	145	579
Canada
Alma smelter - Quebec	100.0%	115	116	117	118	117	466
Alouette (Sept-Îles) smelter - Quebec	40.0%	147	152	153	153	152	606
Arvida smelter - Quebec	100.0%	43	43	43	44	43	173
Arvida AP60 smelter - Quebec	100.0%	14	15	15	15	15	59
Bécancour smelter - Quebec	25.1%	105	113	108	111	113	437
Grande-Baie smelter - Quebec	100.0%	54	55	56	57	56	221
Kitimat smelter - British Columbia	100.0%	20	15	23	51	83	110
Laterrière smelter - Quebec	100.0%	60	61	61	62	61	244
France
Dunkerque smelter	100.0%	67	68	69	70	69	275
Iceland
ISAL (Reykjavik) smelter	100.0%	51	51	48	50	50	201
New Zealand
Tiwai Point smelter	79.4%	82	83	84	85	84	333
Oman
Sohar smelter	20.0%	93	94	94	96	97	377
United Kingdom
Lochaber smelter	100.0%	12	12	12	12	12	47
Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

BAUXITE
Bauxite production ('000 tonnes)
Australia
Gove mine - Northern Territory	100.0%	1,710	1,863	1,966	1,959	2,214	7,497
Weipa mine - Queensland	100.0%	6,704	6,941	7,119	6,899	6,524	27,663
Brazil
Porto Trombetas (MRN) mine	12.0%	3,651	3,723	4,351	4,437	3,805	16,162
Guinea
Sangaredi mine (a)	23.0%	3,627	3,209	3,735	4,044	4,205	14,615

Rio Tinto share of bauxite shipments
Share of total bauxite shipments ('000 tonnes)		10,487	10,926	11,159	10,890	11,153	43,462
Share of third party bauxite shipments ('000 tonnes)		6,372	6,848	6,773	6,576	6,768	26,569
(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

BORATES
Rio Tinto Minerals - borates	100.0%
US
Borates ('000 tonnes) (a)		129	124	115	107	127	476
(a) Production is expressed as B2O3 content.

COAL
Rio Tinto Coal Australia
Bengalla mine (a)	0.0%
New South Wales
Thermal coal ('000 tonnes)		2,341	1,776	2,036	2,166	1,476	8,319
Hail Creek Coal mine	82.0%
Queensland
Hard coking coal ('000 tonnes)		1,450	1,645	1,740	1,383	1,492	6,218
Thermal coal ('000 tonnes)		884	733	773	856	1,091	3,245
Hunter Valley Operations (b)	67.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		574	976	731	685	964	2,966
Thermal coal ('000 tonnes)		2,730	1,974	2,406	2,939	1,911	10,048
Kestrel Coal mine	80.0%
Queensland
Hard coking coal ('000 tonnes)		1,017	940	536	957	948	3,450
Thermal coal ('000 tonnes)		118	178	109	231	173	637
Mount Thorley Operations (b)	80.0%
New South Wales
Semi-soft coking coal ('000 tonnes)		485	263	396	254	466	1,398
Thermal coal ('000 tonnes)		551	809	854	602	742	2,815
Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

COAL (continued)
Warkworth mine (b)	55.6%
New South Wales
Semi-soft coking coal ('000 tonnes)		287	170	201	194	267	853
Thermal coal ('000 tonnes)		1,478	1,499	1,740	1,945	1,672	6,663
Total hard coking coal production ('000 tonnes)		2,467	2,585	2,277	2,340	2,440	9,668
Total semi-soft coking coal production ('000 tonnes)		1,347	1,408	1,329	1,133	1,697	5,217
Total thermal coal production ('000 tonnes)		8,101	6,968	7,918	8,739	7,065	31,727
Total coal production ('000 tonnes)		11,915	10,961	11,524	12,212	11,202	46,612

Total coal sales ('000 tonnes)		11,926	11,016	11,455	12,261	11,047	46,658
Rio Tinto Coal Australia share (c)
Share of hard coking coal sales ('000 tonnes)		1,925	2,405	1,722	2,018	2,099	8,070
Share of semi-soft coal sales ('000 tonnes) (d)		929	963	932	784	1,122	3,609
Share of thermal coal sales ('000 tonnes) (d)		4,781	3,913	4,689	5,037	4,287	18,420

(a) Rio Tinto sold its interest in the Bengalla Joint Venture with an effective date of 1 March 2016.
(b) As a result of a restructure of the Coal & Allied group, which completed on 3 February 2016, Rio Tinto obtained 100% ownership of Coal & Allied and Mitsubishi obtained a direct interest of 32.4% in the newly created Hunter Valley Operations joint venture, which owns the Hunter Valley Operations mine. Updated ownership reflects these changes. Rio Tinto's updated interest in Hunter Valley Operations, Mt Thorley and Warkworth mines are 67.6%, 80% and 55.57% respectively. Historical production prior to the date of the restructure, reflects previous ownership in the Hunter Valley Operations, Mt Thorley and Warkworth mines of 80%, 64% and 44.46% respectively.
(c) Kestrel and Hail Creek produce hard coking coal and thermal coal through their mining operations. Both mines may blend coal types at ports.
(d) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator ('000 tonnes)		21,382	22,909	22,820	18,076	21,188	85,186
Average copper grade (%)		1.49	1.32	1.00	0.99	0.99	1.21
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		270.6	249.6	169.7	138.6	175.8	828.5
Contained gold ('000 ounces)		21	26	24	18	31	89
Contained silver ('000 ounces)		1,355	1,314	1,181	962	1,544	4,812
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		83.5	78.5	76.5	81.8	88.8	320.3
Refined production from leach plants:
Copper cathode production ('000 tonnes)		77.3	88.8	71.5	88.7	84.8	326.3
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0% (b)
Papua, Indonesia
Ore treated ('000 tonnes)		14,123	16,095	14,855	14,248	16,794	59,322
Average mill head grades:
Copper (%)		0.57	0.67	0.68	0.75	0.75	0.67
Gold (g/t)		0.68	0.86	0.71	0.92	0.51	0.79
Silver (g/t)		2.13	2.44	2.50	2.92	1.92	2.50
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		72.2	96.5	90.1	94.5	109.0	353.3
Gold in concentrates ('000 ounces)		262	371	282	355	214	1,270
Silver in concentrates ('000 ounces)		558	759	723	778	590	2,818
Sales of payable metals in concentrates: (c)
Copper in concentrates ('000 tonnes)		70.4	88.8	89.9	88.7	106.5	337.8
Gold in concentrates ('000 ounces)		260	346	286	332	222	1,224
Silver in concentrates ('000 ounces)		435	558	574	567	484	2,134

(a) Through a joint venture agreement with Freeport-McMoRan (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2016 results show the forecast from FCX's most recent five-year plan, because FCX is not releasing its actual 100% operating data for 1Q 2016 until the release of its 2016 first quarter results on 26 April 2016.
(b) Rio Tinto share of Grasberg production is 40% of the expansion.
(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

COPPER & GOLD (continued)
Rio Tinto Kennecott
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		0.0	0.0	0.0	0.0	0.0	0.0
Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		9,819	8,208	8,581	8,224	7,386	34,831
Average ore grade:
Copper (%)		0.31	0.25	0.30	0.35	0.51	0.30
Gold (g/t)		0.21	0.17	0.17	0.15	0.19	0.18
Silver (g/t)		2.22	1.99	2.07	1.45	1.85	1.95
Molybdenum (%)		0.041	0.046	0.035	0.023	0.015	0.037
Copper concentrates produced ('000 tonnes)		133	84	116	136	153	470
Average concentrate grade (% Cu)		19.9	20.6	18.9	18.8	22.4	19.5
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		26.6	17.4	22.2	25.7	34.2	92.0
Gold ('000 ounces)		45	29	31	26	26	131
Silver ('000 ounces)		486	310	362	300	342	1,458
Molybdenum concentrates produced ('000 tonnes):		5.2	5.0	3.4	1.2	0.2	14.9
Molybdenum in concentrates ('000 tonnes)		2.7	2.6	1.8	0.6	0.1	7.6
(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads. (b) Includes a small amount of copper in precipitates.
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		148	99	113	143	158	503
Copper anodes produced ('000 tonnes) (a)		35.1	19.1	17.1	24.7	32.0	96.0
Production of refined metal:
Copper ('000 tonnes)		45.0	33.2	14.3	22.6	25.8	115.2
Gold ('000 ounces) (b)		62.2	51.6	34.1	31.0	29.8	179.0
Silver ('000 ounces) (b)		698	501	296	348	348	1,843
(a) New metal excluding recycled material. (b) Includes gold and silver in intermediate products.
Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

COPPER & GOLD (continued)
Turquoise Hill Resources
Oyu Tolgoi mine (a)	33.5%
Mongolia
Ore Treated ('000 tonnes)		7,512	9,025	8,632	9,369	9,662	34,537
Average mill head grades:
Copper (%)		0.52	0.69	0.75	0.69	0.70	0.67
Gold (g/t)		0.48	1.09	0.56	0.92	0.63	0.78
Silver (g/t)		1.16	1.46	1.90	1.67	1.92	1.56
Copper concentrates produced ('000 tonnes)		130.9	215.5	210.3	231.8	229.5	788.5
Average concentrate grade (% Cu)		25.7	25.6	26.6	24.7	25.1	25.6
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		33.6	55.3	56.0	57.3	57.6	202.2
Gold in concentrates ('000 ounces)		85.6	238.1	122.6	207.1	143.5	653.4
Silver in concentrates ('000 ounces)		184	297	388	355	395	1,223
Sales of metals in concentrates:
Copper in concentrates ('000 tonnes)		42.1	46.3	58.2	54.7	51.2	201.3
Gold in concentrates ('000 ounces)		200	177	200	160	175	737
Silver in concentrates ('000 ounces)		219	245	334	360	305	1,158
(a) Rio Tinto owns a 33.52% indirect interest in Oyu Tolgoi through its 50.79% interest in Turquoise Hill Resources.
Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,178	1,199	1,339	1,127	1,151	4,843
AK1 diamonds produced ('000 carats)		3,217	3,374	3,514	3,368	3,391	13,472
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		476	565	478	465	557	1,984
Diamonds recovered ('000 carats)		1,498	2,141	1,269	1,498	1,885	6,406
Murowa Diamonds (a)	0.0%
Zimbabwe
Ore processed ('000 tonnes)		117	95	-	-	-	212
Diamonds recovered ('000 carats)		51	48	-	-	-	99
(a) Rio Tinto sold its 77.8% interest in Murowa Diamonds with an effective date of 17 June 2015. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

IRON ORE
Rio Tinto Iron Ore
Western Australia
Pilbara Operations
Saleable iron ore production ('000 tonnes)
Hamersley mines	(a)	42,177	45,807	50,113	51,324	48,468	189,421
Hamersley - Channar	60.0%	2,145	2,792	3,019	2,606	2,539	10,561
Hope Downs	50.0%	11,358	10,518	11,179	11,690	11,799	44,745
Robe River - Pannawonica (Mesas J and A)	53.0%	7,585	8,306	8,529	8,062	8,395	32,482
Robe River - West Angelas	53.0%	7,810	7,797	8,485	8,573	8,700	32,665
Total production ('000 tonnes)		71,075	75,221	81,325	82,255	79,902	309,876
Breakdown of total production:
Pilbara Blend Lump		20,231	21,990	24,306	24,116	23,355	90,643
Pilbara Blend Fines		30,641	31,007	34,672	36,408	34,732	132,728
Robe Valley Lump		2,796	2,907	2,840	2,660	2,969	11,202
Robe Valley Fines		4,789	5,399	5,690	5,402	5,427	21,280
Yandicoogina Fines (HIY)		12,618	13,918	13,818	13,669	13,420	54,022
Breakdown of total sales:
Pilbara Blend Lump		16,832	18,635	21,147	21,960	19,149	78,574
Pilbara Blend Fines		32,904	36,841	41,695	41,266	37,199	152,706
Robe Valley Lump		2,373	2,491	2,651	2,516	2,400	10,031
Robe Valley Fines		4,845	5,277	6,124	6,144	5,459	22,390
Yandicoogina Fines (HIY)		12,336	14,004	13,934	14,569	12,533	54,843
Total sales ('000 tonnes) (b)		69,290	77,248	85,552	86,454	76,739	318,544

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Marandoo, Yandicoogina, Brockman, Nammuldi and the Eastern Range mines. Whilst Rio Tinto owns 54% of the Eastern Range mine, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,370	2,120	2,039	2,865	2,114	8,394
Pellets ('000 tonnes)		2,223	2,336	2,703	2,036	2,006	9,297
Sales:
Concentrates ('000 tonnes)		711	1,894	3,150	2,656	2,060	8,411
Pellets ('000 tonnes)		2,490	2,288	2,644	2,180	1,990	9,603
Global Iron Ore Totals
Iron Ore Production ('000 tonnes)		74,667	79,676	86,067	87,157	84,022	327,567
Iron Ore Sales ('000 tonnes)		72,491	81,430	91,346	91,291	80,789	336,558

Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.

Rio Tinto operational data

	Rio Tinto interest	1Q 2015	2Q 2015	3Q 2015	4Q 2015	1Q 2016	Full Year 2015

SALT
Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,074	1,745	1,874	2,409	2,103	8,103

TITANIUM DIOXIDE SLAG
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share) (a)
Titanium dioxide slag ('000 tonnes)		322	301	243	223	246	1,089
(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

URANIUM
Energy Resources of Australia Ltd
Ranger mine (a)	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		1,078	861	1,008	1,474	1,307	4,421
(a) ERA production reported is 'drummed' U3O8.
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		397	791	552	1,007	1,001	2,747

Rio Tinto percentage interest shown above is at 31 March 2016. The data represent full production and sales on a 100% basis unless otherwise stated.